
Mail Stop 4631   January 4, 2016

Via E-mail
Christopher Parisi
Associate General Counsel
Armstrong World Industries, Inc.
2500 Columbia Avenue
Lancaster, PA 17603

> **Re: Armstrong Flooring, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed December 21, 2015**
> **File No. 1-37589**

Dear Mr. Parisi:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

Registration Statement on Form 10

General

1.   We note your supplemental response to comment one in our letter dated November 4, 2015. Please file all your material agreements with AWI in your next amendment.

Exhibit 99.1

Questions and Answers About the Separation and Distribution, page 1
Will AFI incur any indebtedness prior to or at the time of the distribution?, page 6

2.   Please disclose here or under a new Q&A that you anticipate paying AWI a $50 million dividend distribution upon separation.

Information Statement Summary, page 7

3.   We note that you have not provided the supplemental support requested for in comment three in our letter dated November 4, 2015. In your next amendment, please either provide the supplemental support previously requested or clearly state that these comments are your beliefs.

Notes to Unaudited Pro Forma Combined Financial Information, page 45

4.   You currently appear to reflect certain adjustments to the pro forma financial information which are not factually supportable at this time, including adjustments (G) and (H) related to lending arrangements you are currently negotiating. Please remove these adjustments or tell us how you determined that they were factually supportable pursuant to Rule 11-02(b)(6) of Regulation S-X. In a similar manner, please address the adjustments made to your capitalization table.

5.   In regards to adjustment (A), please describe the nature of the assets and liabilities and related expenses that AFI expects to assume from AWI that were not included in AFI's historical combined financial statements. It is not clear how accrued interest expenses in connection with debt you expect to incur is related to these assets and liabilities that you expect to assume. In this regard, please separately present theses accrued interest expense amounts.

6.   We note your response to comment 8 in our letter dated November 4, 2015. In a similar manner to your response, please disclose that you have not reflected the impact of the transition services agreement and lease agreement in your pro forma financial information as you believe that the costs reflected in the carve-out financial statements reasonably estimate the charges the company will incur for these services after the separation.

Reportable Segment Results, page 63

7.   We note your supplemental response to comment 13 in our letter dated November 4, 2015. Please revise your Resilient Flooring and Wood Flooring sections to discuss the primary reasons that drove changes to volumes and price/mix during a reporting period. For example, please disclose what drove the higher volumes in Resilient Flooring and lower volumes in Wood Flooring for the first nine months of fiscal year 2015. Additionally, when your mix changes in a given reporting period, please discuss how it changed. Further, while changes in product pricing are interdependent with volumes and product mix, Item 303(a)(3)(iii) of Regulation S-K requires you to provide a narrative discussion of the extent to which material changes in net sales are due to changes in prices. Please help us better understand why you are not able to delineate the impact of changes in prices or separately quantify the extent to which material changes in net sales are due to increases or decreases in prices. Additional disclosure may be useful to provide context or to analyze the relationship between price and volume.

8.   We note your response to comment 14 of our letter dated November 4, 2015. For the nine months ended September 30, 2015, non-operating expenses represented approximately 10% of operating income and 11% of earnings from continuing operations before income taxes. In this regard, it is not clear why you did not provide a discussion of these amounts for the nine months ended September 30, 2015 as well. See Item 303(a)(3) of Regulation S-K.

<u>Compensation Discussion and Analysis, page 80</u>

9.   It appears you plan to provide compensation disclosure for only three named executive officers. In your next amendment, please provide compensation disclosure for five officers or supplementally provide us with your analysis for providing this information for only three officers. <u>See</u> Item 402(a)(3) and Instruction 1 to Item 402(a)(3).

10.   Please include a materially complete compensation discussion and analysis section for fiscal year 2015 in your next amendment. <u>See</u> Item 402(b) of Regulation S-K.

<u>Summary Compensation Table, page 85</u>

11.   We note you intend to provide executive compensation for fiscal year 2015. At a minimum, executive compensation disclosure will be required for the fiscal year ended December 31, 2014 prior to effectiveness. You may also be required to present executive compensation for 2013 pursuant to the application of Regulation S-K C&DI 217.01. Please advise.

<u>Financial Statements for the Period Ended September 30, 2015</u>
<u>Note 3. Discontinued Operations, page F-50</u>

12.   We note your response to comment 17 in our letter dated November 4, 2015. In a similar manner to your response, please disclose the nature of the deferred tax asset and tax benefit recorded during the nine months ended September 30, 2015. Please help us better understand how you arrived at the amount of the deferred tax asset and corresponding benefit amount pursuant to ASC 740. Your response indicates that the deduction will be allowed as payments are made to pensioners. It is not clear if the $43.6 million is based on anticipated future payments to be made or actual payments made. Please further advise.

<u>Note 26. Litigation and Related Matters, page F-58</u>
<u>Antidumping and Countervailing Duty Cases, page F-59</u>

13.   We note your response to comment 23 in our letter dated November 4, 2015. You continue to make cash deposits for duties when you are the importer of record at the rates established by the DOC based on the second administrative review process. Please also clarify in your disclosures whether you continue to accrue for these duties for current imports based on the latest period for which rates have been issued.

        You may contact Nudrat Salik, Staff Accountant, at 202-551-3692 or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney, at 202-551-3236 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: <u>Via E-mail</u>
        Steven Daniels, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP